================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 40-F

[Check one]
             [X]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                      OR

             [ ]  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: __________         Commission File Number: __________


                          TRANSITION THERAPEUTICS INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          Ontario, Canada                                   2800                                      Not applicable
(PROVINCE OR OTHER JURISDICTION OF              (PRIMARY STANDARD INDUSTRIAL                 (I.R.S. EMPLOYER IDENTIFICATION
  INCORPORATION OR ORGANIZATION)          CLASSIFICATION CODE NUMBER (IF APPLICABLE))            NUMBER (IF APPLICABLE))


                          101 College Street, Suite 220
                            Toronto, Ontario, Canada
                                     M5G 1L7
                                 (416) 260-7770
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              CT Corporation System
                          111 Eighth Avenue, 13th Floor
                               New York, NY 10011
                                 (212) 894-8940
            (NAME, ADDRESS (INCLUDING ZIP CODE) AND TELEPHONE NUMBER
        (INCLUDING AREA CODE) OF AGENT FOR SERVICE IN THE UNITED STATES)

                                 With copies to:

                              Alan Talkington, Esq.
                               Brett Cooper, Esq.
                       Orrick, Herrington & Sutcliffe LLP
                                405 Howard Street
                             San Francisco, CA 94105
                                 (415) 773-5700



Securities registered or to be registered pursuant to Section 12(b) of the Act:

    Title of each class                Name of each exchange on which registered
---------------------------            -----------------------------------------

Common Shares, no par value                   The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this
Form: N/A

     [ ] Annual information form     [ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

                          [ ] Yes               [X] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                          [ ] Yes               [X] No

================================================================================

Unless otherwise indicated or the context otherwise requires, the following terms used in this Registration Statement will have the meanings below:

     -   the term "Registrant" refers to Transition Therapeutics Inc.; and

     - the terms "we," "us," "our" or similar terms refer to the Registrant and its wholly-owned subsidiaries.

Unless otherwise indicated, all dollar amounts in this Registration Statement are in Canadian dollars.

                           FORWARD-LOOKING STATEMENTS

This Registration Statement includes and incorporates by reference certain forward-looking statements relating, but not limited to, operations, anticipated financial performance, business prospects and strategies. This forward-looking information is subject to various risks and uncertainties, including those discussed below, that could cause actual results and experience to differ materially from the anticipated results or other expectations expressed. Investors are cautioned not to place undue reliance on this forward-looking information, which is provided as of the date of this Registration Statement unless otherwise stated, and the Registrant will not undertake any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.

Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan", "estimate", "intend", "may" or similar words suggesting future outcomes or statements regarding an outlook on the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenues or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.

Factors which could cause future outcomes to differ materially from those set forth in the forward-looking information include, but are not limited to:

     - obtaining sufficient and suitable financing to support operations, clinical trials and commercialization of products;

     -   capitalizing on partnering and acquisition opportunities;

     -   clinical trial timing and results;

     - adequately protecting proprietary information and technology from competitors;

     -   regulatory approvals;

     -   successfully competing in targeted markets; and

     - maintaining third party relationships, including key personnel and key collaborators.

Our Annual Information Form, which is attached hereto as Exhibit 99.6, particularly in the section entitled "Risks and Uncertainties", and the information contained in our revised management's discussion and analysis for the year ended June 30, 2006, which is attached hereto as Exhibit 99.1, discusses these and other risks, uncertainties and factors that our management believes could cause actual results or events to differ materially from the forward-looking statements. Although we have attempted to identify important risks, uncertainties and other factors that could cause actual results or events to differ materially from those expressed or implied in the forward-looking information, there may be other factors that cause actual results or events to differ from those expressed or implied in the forward-looking information.

Forward-looking statements contained in the Exhibits incorporated by reference in this Registration Statement are made as of the respective dates set forth in such Exhibits, and such forward-looking statements are based on the beliefs, expectations and opinions of our management as of such dates. In preparing this Registration Statement, we have not updated any such forward-looking statements to reflect any change in circumstances or in our management's beliefs, expectations and opinions that may have occurred prior to the date hereof. We disclaim any obligation to update any forward-looking statements.

          DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant's financial statements, including those incorporated by reference into this Registration Statement, are prepared in accordance with Canadian disclosure requirements and Canadian generally accepted accounting principles ("Canadian GAAP"), and are subject to Canadian auditing and auditor independence standards, which disclosure, accounting and auditing requirements, principles and standards are different from those of the United States.

Under a multijurisdictional disclosure system adopted by the United States, the Registrant is permitted to incorporate by reference into this Registration Statement financial statements prepared in accordance with Canadian GAAP accompanied with a reconciliation of the Registrant's financial statements to United States generally accepted accounting principles ("US GAAP"). See Exhibit
99.14 as set forth in the Exhibit Index attached hereto for a summary of significant differences between Canadian GAAP and US GAAP as applied in the Registrant's revised audited comparative financial statements for the years ended June 30, 2006 and 2005 attached hereto as Exhibit 99.2.

      DIFFERENCES IN NASDAQ AND CANADIAN CORPORATE GOVERNANCE REQUIREMENTS

The Registrant is a foreign private issuer and it has applied for the listing of its common shares on the NASDAQ Stock Market ("NASDAQ"). NASDAQ Rule 4350 (a)(1) permits a foreign private issuer to follow its home country practice in lieu of the requirements of Rule 4350, provided, however, that such an issuer shall: comply with Rules 4350(b)(1)(B), 4350(j) and 4350(m), have an audit committee that satisfies Rule 4350(d)(3), and ensure that such audit committee's members meet the independence requirements in Rule 4350(d)(2)(A)(ii). The Registrant does not follow Rule 4350(f) (shareholder quorum) but instead follows its home country practice, as described below.

     Shareholder Meeting Quorum Requirements: The NASDAQ minimum quorum requirement under Rule 4350(f) for a shareholder meeting is 33-1/3% of the outstanding shares of common stock. In addition, a company listed on NASDAQ is required to state its quorum requirement in its by laws. The Registrant's quorum requirement is set forth in its By-Laws. A quorum for a meeting of shareholders of the Registrant is shareholders or proxyholders holding five percent of the issued and outstanding shares entitled to be voted at the meeting.

The foregoing is consistent with the laws, customs and practices in Canada.

                DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby files and incorporates by reference Exhibits 99.1 to 99.13 and Exhibits 99.15 to 99.111, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.14 as set forth in the Exhibit Index attached hereto, which is the reconciliation of the Registrant's revised audited comparative financial statements for the year ended June 30, 2006 to US GAAP in accordance with Item 18 of Form 20-F.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibits 99.108 and 99.109 as set forth in the Exhibit Index attached hereto.

Exhibits 99.46 and 99.47 have been filed in redacted form, as filed with the securities regulatory authorities in Canada.

                            DESCRIPTION OF SECURITIES

The authorized share capital of the Registrant consists of an unlimited number of common shares with no par value. At May 17, 2007, 190,671,942 common shares were issued and outstanding. Holders of the Registrant's common shares are entitled to receive notice of and to attend all meetings of shareholders and to vote at all meetings of shareholders. Holders of common shares are entitled to one vote in respect of each share held at all meetings of shareholders. Holders of common shares are entitled to receive dividends, if, as and when declared by the Board of Directors of the Registrant. In the event of the liquidation, dissolution or winding up of the Registrant, after payment of all outstanding debts and liabilities, the holders of Registrant's common shares are entitled to receive, pro rata, the Registrant's remaining assets. The holders of the Registrant's common shares have no pre-emptive, subscription or redemption rights.

                         OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any "off-balance sheet arrangements" as that term is defined in General Instruction B.(11) of Form 40-F.

                  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists the Registrant's contractual obligations at June 30, 2006. The disclosure should be read in conjunction with the Registrant's revised audited comparative financial statements (and related notes) for the year ended June 30, 2006 attached hereto as Exhibit 99.2 and the Registrant's revised management's discussion and analysis attached hereto as Exhibit 99.1.

                                                                           PAYMENTS DUE BY PERIOD
                                                           ------------------------------------------------------------
                                                           LESS THAN 1                                       MORE THAN
                                              TOTAL           YEAR           1-3 YEARS       3-5 YEARS        5 YEARS
                                            ----------     -----------       ---------       ---------       ----------
                                                             (IN THOUSANDS OF CANADIAN DOLLARS)
Long-term debt obligations                  $       --     $       --        $     --       $     --         $     --
Capital (finance) lease obligations             48,791         18,390          30,401             --               --
Operating lease obligations                    950,240        160,048         320,096        320,096          150,000
Research expenditures                        3,839,549      3,839,549              --             --               --
Purchase obligations                                --             --              --             --               --
Other long-term obligations                         --             --              --             --               --
                                            ----------     ----------        --------       --------         --------
Total                                       $4,838,580     $4,017,987        $350,497       $320,096         $150,000


                                  UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

                          CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written Appointment of Agent for Service and Undertaking on Form F-X.

Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

                                   SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                       TRANSITION THERAPEUTICS INC.


                                       By /s/ Elie Farah
                                          -------------------------------
                                          Name:  Elie Farah
                                          Title: Chief Financial Officer
                                                 and Vice President,
                                                 Corporate Development

Date:  June 5, 2007

                                  EXHIBIT INDEX

Exhibit
No.         Document Type
-------     -------------


Annual Information, including Annual Financial Information
----------------------------------------------------------

99.1 Revised Management's Discussion and Analysis for the fiscal year ended June 30, 2006.

99.2 Revised audited financial statements for the fiscal year ended June 30, 2006, filed February 13, 2007. (The Auditor's Report included in this exhibit has been superseded by the Auditor's Report included in
            Exhibit 99.14.)

99.3 Certifications of Annual Filings for the fiscal year ended June 30, 2006 by the Chief Executive Officer and Chief Financial Officer, dated February 13, 2007.

99.4 Revised audited financial statements for the fiscal year ended June 30, 2006, filed October 25, 2006. (This document has been superseded by the document listed as Exhibit 99.2.)

99.5 Certifications of Annual Filings for the fiscal year ended June 30, 2006 by the Chief Executive Officer and Chief Financial Officer, dated October 25, 2006. (These documents have been superseded by the documents listed as Exhibit 99.3.)

99.6 Annual Information Form for the fiscal year ended June 30, 2006, dated September 13, 2006.

99.7 Annual Report, including audited annual financial statements and related management's discussion and analysis, for the fiscal year ended June 30, 2006. (The audited financial statements have been restated and the audited financial statements, auditors' report and management's discussion and analysis included in the Annual Report have been superseded by the documents filed as Exhibits 99.2 and 99.1.)

99.8 Certifications of Annual Filings for the fiscal year ended June 30, 2006 by the Chief Executive Officer and Chief Financial Officer, dated September 14, 2006. (This document has been superseded by the document listed as Exhibit 99.3.)

99.9 Amended and Restated Management's Discussion and Analysis for the fiscal year ended June 30, 2005.

99.10 Certifications of Annual Filings for the fiscal year ended June 30, 2005 by the Chief Executive Officer and Chief Financial Officer, dated December 21, 2005.

99.11 Annual Information Form for the fiscal year ended June 30, 2005, dated September 19, 2005.

99.12 Annual Report, including audited annual financial statements and related management's discussion and analysis, for the fiscal year ended June 30, 2005. (The management's discussion and analysis included in the Annual Report has been superseded by the document listed as Exhibit 99.9.)

99.13 Certifications of Annual Filings for the fiscal year ended June 30, 2005 by the Chief Executive Officer and Chief Financial Officer, dated September 9, 2005. (This document has been superseded by the document listed as Exhibit 99.10.)

99.14 Supplemental Financial Information: Item 18 reconciliation with US GAAP for the years ended June 30, 2006 and June 30, 2005.


Quarterly Reports
-----------------

99.15 Management's Discussion and Analysis for the three and nine month periods ended March 31, 2007.

99.16 Interim Financial Statements of the Registrant for the nine month period ended March 31, 2007.

99.17 Certifications of Quarterly Report of the Registrant for the nine month period ended March 31, 2007 by the Chief Executive Officer and Chief Financial Officer, dated May 14, 2007.

99.18 Management's Discussion and Analysis for the three and six month periods ended December 31, 2006.

99.19 Interim Financial Statements of the Registrant for the six month period ended December 31, 2006.

99.20 Certifications of Quarterly Report of the Registrant for the six month period ended December 31, 2006 by the Chief Executive Officer and Chief Financial Officer, dated February 13, 2007.

99.21 Revised Management's Discussion and Analysis for the three month period ended September 30, 2006.

99.22 Revised Interim Financial Statements of the Registrant for the three month period ended September 30, 2006.

99.23 Certifications of Quarterly Report of the Registrant for the three month period ended September 30, 2006 by the Chief Executive Officer and Chief Financial Officer, dated February 13, 2007.

99.24 Interim Financial Statements of the Registrant for the three month period ended September 30, 2006. (This document has been superseded by the document listed as Exhibit 99.22.)

99.25 Management's Discussion and Analysis for the three month period ended September 30, 2006. (This document has been superseded by the document listed as Exhibit 99.21.)

99.26 Certifications of Quarterly Report of the Registrant for the three month period ended September 30, 2006 by the Chief Executive Officer and Chief Financial Officer, dated November 6, 2006. (These documents have been superseded by the documents listed as Exhibit 99.23.)

99.27 Shareholders' report filed May 15, 2006, including interim financial statements and management's discussion and analysis for the three and nine month period ended March 31, 2006.

99.28 Certification of Quarterly Report of the Registrant for the nine month period ended March 31, 2006 by the Chief Executive Officer, dated May 15, 2006.

99.29 Certification of Quarterly Report of the Registrant for the nine month period ended March 31, 2006 by the Chief Financial Officer, dated May 15, 2006.

99.30 Shareholders' report filed February 13, 2006, including interim financial statements and management's discussion and analysis for the three and six month period ended December 31, 2005.

99.31 Certification of Quarterly Report of the Registrant for the six month period ended December 31, 2005 by the Chief Executive Officer, dated February 13, 2006.

99.32 Certification of Quarterly Report of the Registrant for the six month period ended December 31, 2006 by the Chief Financial Officer, dated February 13, 2006.

99.33 Interim Financial Statements of the Registrant for the three month period ended September 30, 2005.

99.34 Management's Discussion and Analysis for the three month period ended September 30, 2005.

99.35 Certifications of Quarterly Report of the Registrant for the three month period ended September 30, 2005 by the Chief Executive Officer and Chief Financial Officer, dated November 3, 2005.


Shareholder Meeting Materials and Other Materials Distributed to Shareholders
-----------------------------------------------------------------------------

99.36       Report of Voting Results of December 11, 2006 Annual Meeting.

99.37       Letter to Shareholders, filed November 10, 2006.

99.38       Form of Proxy for Annual and Special Meeting on December 11, 2006.

99.39 Notice of Meeting and Management Information Circular dated November 7, 2006.

99.40       Notice of Annual and Special Meeting of Shareholders dated November
            7, 2006.

99.41       Report of Voting Results of December 12, 2005 Annual Meeting.

99.42       Form of Proxy for Annual Meeting on December 12, 2005.

99.43       Notice of Change of Auditors dated November 2, 2005.

99.44 Notice of Meeting and Management Information Circular dated November 2, 2005.

99.45       Notice of Annual Meeting of Shareholders dated November 2, 2005.


Material Documents, including Material Agreements
-------------------------------------------------

99.46 Collaboration Agreement, dated September 25, 2006, between Waratah Pharmaceuticals Inc. and Elan Pharma International Limited.

99.47 Share Purchase Agreement, dated February 24, 2006, among Registrant, 1255205 Ontario Inc., Ellipsis Neurotherapeutics Inc., and other parties named therein.


Material Change Reports
-----------------------

99.48 Material Change Report dated March 27, 2007 regarding Registrant's offer to purchase all outstanding shares of NeuroMedix Inc.

99.49 Material Change Report dated November 7, 2006 regarding Registrant's agreement to issue 26,881,720 common shares in a private placement to two funds managed by Great Point Partners, LLC.

99.50 Material Change Report dated September 29, 2006 regarding a global collaboration agreement with Elan Corporation, plc for the joint development and commercialization of AZD-103 for the treatment of Alzheimer's Disease.

99.51 Material Change Report dated March 20, 2006 regarding the completion of the acquisition of all remaining shares of Ellipsis Neurotherapeutics Inc.


Prospectuses and Related Materials
----------------------------------

99.52       Final short form prospectus dated December 22, 2005.

99.53       Preliminary short form prospectus dated December 15, 2005.

99.54       Consent letter of issuer's legal counsel, dated December 22, 2005.

99.55 Consent letter of underwriters' legal counsel, dated December 22, 2005.

99.56       Consent letter of auditors, dated December 22, 2005.


News Releases
-------------

99.57.1 News release dated June 1, 2007 -- "Transition Therapeutics Acquires All Remaining Shares of NeuroMedix Inc."

99.57.2 News release dated May 31, 2007 -- "Scientists Honored with "Excellence in Clinical Research Award" By JDRF Int'l Chairman Mary Tyler Moore and S. Robert Levine, M.D."

99.57.3 News release dated May 15, 2007 -- "Transition Therapeutics Announces Third Quarter Fiscal 2007 Financial Results."

99.58 News release dated May 10, 2007 -- "Transition Therapeutics Completes Tender Offer for CNS-Focused NeuroMedix Inc."

99.59 News release dated April 3, 2007 -- "FDA Grants Fast Track Designation to Alzheimer's Disease Drug Candidate AZD-103/ELND005."

99.60 News release dated March 21, 2007 -- "Transition Therapeutics Inc. Builds on Its CNS Franchise with the Acquisition of NeuroMedix Inc."

99.61 News release dated March 5, 2007-- "Transition Therapeutics Announces Positive Data from E1-I.N.T.(TM) Clinical Trials in Type 1 and Type 2 Diabetes Patients."

99.62 News release dated February 13, 2007 -- "Transition Therapeutics Announces Second Quarter Fiscal 2007 Financial Results."

99.63 News release dated November 8, 2006 -- "Transition Therapeutics Completes $25 Million Private Placement".

99.64 News release dated November 7, 2006 -- "Transition Therapeutics Announces $25 Million Private Placement; Annual and Special Meeting of Shareholders to be held December 11th, 2006".

99.65 News release dated November 6, 2006 -- "Transition Therapeutics Announces First Quarter Fiscal 2007 Financial Results".

99.66 News release dated September 27, 2006 -- "Elan and Transition Therapeutics Inc. Announce Global Collaboration to Develop and Commercialize Alzheimer's Drug AZD-103".

99.67 News release dated September 14, 2006 -- "Transition Therapeutics Announces Fiscal 2006 Year End Financial Results".

99.68 News release dated September 13, 2006 -- "Transition Therapeutics Inc. and JDRF Announce Partnership to Develop Diabetes Regenerative Product GLP1-I.N.T."

99.69 News release dated September 12, 2006 -- "Transition Therapeutics Appoints Andre Uddin B.Sc., Ph.D. as Vice-President of Strategic Development".

99.70 News release dated August 8, 2006 -- "Transition Therapeutics Reports Results from Canadian Phase I Clinical Trial of Alzheimer's Disease Drug Product AZD-103".

99.71 News release dated August 4, 2006 -- "Transition Therapeutics Inc. Announces 12-Week Data From HCV - I.E.T. Phase I/II Clinical Trial".

99.72 News release dated August 1, 2006 -- "FDA Provides Clearance to Initial Phase I Clinical Trial with Alzheimer's Disease Drug Product AZD-103".

99.73 News release dated July 17, 2006 -- "Transition Therapeutics Inc. and Novo Nordisk A/S Sign Amendment to License Agreement for Diabetes Regenerative Therapies, Transition Therapeutics Inc. Receives Additional Payment".

99.74 News Release dated July 17, 2006 -- "Transition Therapeutics Inc. Announce GLP1-I.N.T. (TM) Clinical Development Plan; Conference Call to be Held Tuesday July 18, 2006 at 8:30 a.m."

99.75 News release dated June 12, 2006 -- "Nature Medicine Publication Reports Positive Preclinical Data with Transition Therapeutics Alzheimer's Disease Drug Candidate AZD-103; Transition Therapeutics Commences Dosing in AZD-103 Phase I Clinical Drug Trials".

99.76 News release dated May 31, 2006 -- "Transition Therapeutics Completes Target Enrolment for Clinical Trial of Lead Regenerative Product, E1-I.N.T. (TM) in Type I Diabetes Patients".

99.77 News release dated May 15, 2006 -- "Transition Therapeutics Announces Third Quarter Fiscal 2006 Financial Results".

99.78 News release dated May 8, 2006 -- "Transition Therapeutics Granted US Patent with Composition of Matter Claims for E1-I.N.T. (TM)".

99.79 News release dated April 27, 2006 -- "Transition Therapeutics Receives Clearance to Initial Phase I Clinical Trial with Alzheimer's Disease Product AZD-103".

99.80 News release dated April 25, 2006 -- "Transition Therapeutics Completes Target Enrolment for Type II Diabetes Clinical Trial of Lead Regenerative Product, E1-I.N.T. (TM); Enrolment Update for Exploratory Phase IIa Clinical Trials In Type I and Type II Diabetes".

99.81 News release dated April 21, 2006 -- "Transition Therapeutics Reports Positive Interim Data from Phase I/II Clinical Trial of HCV-I.E.T. Product; 12-Week Interim Data Shows HCV-I.E.T. Reduces More Than 99% of Hepatitis C Virus Levels in 27% of Hepatitis C Non-Responders".

99.82 News release dated March 14, 2006 -- "Transition Therapeutics Acquires Exclusive License to GLP-1 for Type I Diabetes Patent Portfolio".

99.83 News release dated March 13, 2006 -- "Transition Therapeutics Completes Acquisition of Alzheimer's Disease Focused Ellipsis Neurotherapeutics Inc."

99.84 News release dated February 27, 2006 -- "Alzheimer's Disease Lead Product, AZD-103 Neutralizes Disease Effects of Amyloid Beta in Preclinical Model".

99.85 News release dated February 27, 2006 -- "Transition Therapeutics to Acquire Outstanding Shares of Alzheimer's Disease Focused Ellipsis Neurotherapeutics Inc."

99.86 News release dated February 23, 2006 -- "Positive Preclinical Efficacy Data with Alzheimer's Disease Lead Product AZD-103 Presented at Keystone Symposia".

99.87 News release dated February 21, 2006 -- "Transition Therapeutics Granted US Patent for Diabetes Regenerative Product E1-INT (TM)".

99.88 News release dated February 14, 2006 -- "Transition Therapeutics Announces Second Quarter Fiscal 2006 Financial Results".

99.89 News release dated February 6, 2006 -- "Transition Therapeutics Increases Ownership Stake in Ellipsis Neurotherapeutics Inc."

99.90 News release dated February 2, 2006 -- "Transition Therapeutics Announces Exercise of Over-Allotment Option".

99.91 News release dated January 4, 2006 -- "Transition Therapeutics Completes $10,350,000 Bought Deal of Common Shares".

99.92 News release dated December 22, 2005 -- "Transition Therapeutics Reports Amended MD&A".

99.93 News release dated December 13, 2005 -- "Transition Therapeutics Enters into Agreement for a $10,350,000 Million Bought Deal of Common Shares".

99.94 News release dated December 5, 2005 -- "Transition Therapeutics Provides Update on Lead Diabetes Regenerative Therapy E1-I.N.T. (TM) Clinical Trials".

99.95 News release dated November 4, 2005 -- "Transition Therapeutics Announces First Quarter Fiscal 2006 Financial Results".

99.96 News release dated November 2, 2005 -- "Transition Therapeutics Acquires State-of-the-Art Drug Engine".

99.97 News release dated October 19, 2005 -- "Transition Therapeutics Receives Anniversary Payment from Stem Cell Therapeutics".

99.98 News release dated October 17, 2005 -- "Clinical Development Begins for Alzheimer's Disease Lead Product AZD-103".

99.99 News release dated September 29, 2005 -- "Study Shows E1-I.N.T. (TM) Regenerates Human Insulin Producing Cells".

99.100 News release dated September 16, 2005 -- "Preclinical Efficacy Data with Lead Regenerative Therapy E1-I.N.T. (TM) Published in the Journal Diabetes".

99.101 News release dated September 12, 2005 -- "Transition Therapeutics Announces Enrolment of its Lead Regenerative Therapy, E1-I.N.T.
            (TM), in Type II Diabetes Patients".

99.102 News release dated September 9, 2005 -- "Transition Therapeutics Announces Fiscal Year End 2005 Financial Results".

99.103 News release dated July 27, 2005 -- "Transition Therapeutics Commences Enrolment of Phase I/II Hepatitis C Clinical Trial".

99.104 News release dated July 7, 2005 -- "Transition Therapeutics Granted US Patent for HCV-IET".

99.105 News release dated July 4, 2005 -- "Transition Therapeutics Relocates Headquarters to MaRS Discovery District".


Auditors' Letters
-----------------

99.106      Letter from former auditor, dated November 2, 2005.

99.107      Letter from successor auditor, dated November 3, 2005.


Consents
--------

99.108      Consent of PricewaterhouseCoopers LLP, Chartered Accountants.

99.109      Consent of Ernst & Young LLP, Chartered Accountants.


Agreements Affecting Rights of Securityholders
----------------------------------------------

99.110      Articles of Incorporation.

99.111      By-Laws.